Gibson, Dunn & Crutcher LLP
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April 17, 2024

EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jason Drory and Alan Campbell

Re: XOMA Corporation:

Registration Statement on Form S-3 filed on March 8, 2024 (File No. 333-277794)

Registration Statement on Form S-4 filed on March 8, 2024 (File No. 333-277812)

Ladies and Gentlemen:

On behalf of XOMA Corporation (“XOMA” or the “Company”), this letter responds to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter, dated April 3, 2024 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-3 (File No. 333-277794) and Registration Statement on Form S-4 (File No. 333-277812) (together, the “Registration Statements”) requesting additional information with respect the Company’s response to the Staff’s prior comment letters dated March 13, 2024 regarding the Registration Statements (the “Prior Comment Letters”).

The Staff’s comments are set forth below followed by the Company’s responses. For ease of reference, the headings and numbered paragraphs below correspond to the Staff’s comments. The Company’s responses are set forth in ordinary type below the Staff’s comments, which are set forth in bold type. References are made to the Company’s Form 10-K for the fiscal year ended December 31, 2023, filed on March 8, 2024 (File No. 001-39801).

1.

Please supplement your response to prior comment 1 by (i) identifying the approximate percentage of your total assets (exclusive of Government securities and cash items) composed of your ownership interests in XOMA (US) LLC (“XOMA US”) and (ii) identifying the types of assets categorized as cash and cash equivalents (e.g., demand deposits or registered money market funds) currently held by you, together with their approximate amounts.

Abu Dhabi • Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles

Munich • New York • Orange County • Palo Alto • Paris • Riyadh • San Francisco • Singapore • Washington, D.C.

U.S. Securities and Exchange Commission

April 17, 2024

As of December 31, 2023, on an unconsolidated basis, the approximate percentage of XOMA’s total assets (exclusive of U.S. Government securities and cash items) that are composed of XOMA’s ownership interest in XOMA US was approximately 99.98%. As of such date, the types of assets characterized as cash and cash equivalents on XOMA’s unconsolidated balance sheet consisted entirely of (i) cash held in demand deposit accounts at U.S. banks, and (ii) investments in money market funds registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”). As of December 31, 2023, the amount of cash held by XOMA in demand deposit accounts was approximately $0.4 million, and the amount of investments held by XOMA in money market funds was approximately $152.7 million. XOMA does not hold any investments in U.S. Government securities.

2.

Please supplement your response by providing your comprehensive, detailed legal analysis supporting your contention that XOMA US is eligible for the 3(c)(5)(A) exclusion in view of the fact that Section 3(c)(5)(A) is available only where an acquired obligation represents part or all of the sales price of merchandise, insurance, and services. In your response, please:

•

Describe and discuss whether XOMA US’s royalty and commercial payment purchase agreements entitle XOMA US to collect payments that are not directly based on the sales price of specific biopharmaceutical products, including for example in connection with (A) the meeting of certain regulatory, development, or other milestones, or (B) biopharmaceutical products that either are not currently identified or were not currently identified at the time of entry into the agreement; and

•

Describe and discuss whether any of the recorded values of the XOMA US’s royalty and commercial payment receivables (both short and long-term) are attributable to such payment rights, and in what specific amounts.

Each of XOMA US’s royalty and commercial payment agreements (the “Royalty Interests”) relate to one or more specified biopharmaceutical products that were identified at the time of the acquisition of the applicable Royalty Interest (each, a “Specified Product”). In some cases, at the time XOMA US acquires a Royalty Interest, the Specified Products to which the Royalty Interest relates are still in the process of undergoing clinical trials and/or obtaining regulatory approval from the U.S. Food and Drug Administration (“FDA”) or a foreign equivalent. In such a case, the Royalty Interest may contemplate that payments will be made to XOMA US upon the successful completion of certain development milestones, such as FDA approval, successful completion of Phase III clinical trials, or the completion of earlier-stage clinical trials (“Development Milestone Receivables”). Once the Specified Product has received FDA approval and is being marketed, the payments received by XOMA US in respect of the applicable Royalty Interest are typically calculated as a percentage of sales revenues generated by the Specified Product (“Sales-Based Royalty Receivables”). Under certain Royalty Interests, XOMA US may also be eligible to receive periodic lump-sum payments if the sales revenues generated by a Specified Product exceeds certain specified thresholds (e.g., a $1.0 million lump-sum payment when sales reach $10.0 million, which is effectively a 10% royalty paid in lump-sum installments) (“Sales-Based Threshold Receivables,” and, together with the Sales-Based Royalty Receivables, “Sales-Based Receivables”).

U.S. Securities and Exchange Commission

April 17, 2024

As part of its due diligence process, prior to XOMA US’ acquisition of a Royalty Interest, the economic value of the Royalty Interest is evaluated using a risk-adjusted discounted cash flow model (“DCF”). The DCF model separately identifies the value of the Development Milestone Receivables the Royalty Interest is expected to generate and the value of the Sales-Based Receivables the Royalty Interest is expected to generate. When an acquisition includes a Royalty Interest in more than one Specified Product, all programs are included in the model to determine a total value of the potential economics of the entire “basket” of assets.

Once acquired, the purchase price of a Royalty Interest is recorded on XOMA’s balance sheet as a “royalty and commercial payment receivable” in accordance with the requirements of US GAAP. For purposes of monitoring compliance with section 3(c)(5)(A), XOMA US allocates a portion of the receivables balance attributable to the Royalty Interest to Development Milestone Receivables based on the pro-rata percentage of potential future economics the Royalty Interest is expected to generate, as calculated in the DCF model prepared during the initial due diligence process. For example, if XOMA acquires a Royalty Interest for $10.0 million and the percentage of the DCF attributable to Development Milestone Receivables is 10%, the Company will allocate $1.0 million as a Milestone Receivable and $9.0 million as a Sales-Based Receivable for purposes of monitoring its compliance with section 3(c)(5)(A). As payments pursuant to the Royalty Interests are received, the Company applies the cash receipt against the Development Milestone Receivables first and then against the Sales-Based Receivables, consistent with the timeline of achievement under the applicable Royalty Interests. On a quarterly basis, the Company calculates the total Sales-Based Receivables as a percentage of XOMA US’s total assets and confirms that the Sales-Based Receivables represent at least 55% of XOMA US’s total assets.

As of December 31, 2023, $60.0 million (or approximately 81%) of XOMA US’s total assets consisted of short-term and long-term royalty and commercial receivables attributable to the Royalty Interests. Of this amount, $0.9 million has been attributed to Development Milestone Receivables and $59.1 million has been attributed Sales-Based Receivables. Consequently, as of December 31, 2023, approximately 80% of XOMA US’s total assets represented the fair value of the Sales-Based Receivables attributable to XOMA US’s Royalty Interests. A spreadsheet providing a detailed breakdown of how these figures have been calculated has been submitted to the Staff separately on a confidential basis.

XOMA respectfully submits that the foregoing model and accounting treatment are valid and appropriate support for XOMA’s claim that XOMA’s ownership interest in XOMA US may be treated as a “good asset” under the 40% test” established under section 3(a)(1)(C) of the 1940 Act. In particular, XOMA US is a “majority-owned subsidiary of XOMA (as such term is defined in section 3(a)(2) of the 1940 Act) because (i) XOMA US is a wholly-owned subsidiary of XOMA, and (ii) XOMA US is not an investment company nor is it relying on the “private fund” exclusions set forth in sections 3(c)(1) or 3(c)(7) of the 1940 Act. Instead, XOMA US relies on the exclusion from the definition of an investment company set forth in section 3(c)(5)(A), as interpreted by the Staff in the Royalty Pharma no-action letter (“Royalty Pharma”).1

[1]	Royalty Pharma, SEC No-Action Letter, Ref. No. 20107221321 (Aug 13, 2010).

U.S. Securities and Exchange Commission

April 17, 2024

In Royalty Pharma, the Staff provided no action assurance to Royalty Pharma (one of XOMA’s primary competitors and most comparable reporting company) to the effect that Royalty Pharma could rely on the section 3(c)(5)(A) exclusion in connection with the purchase of pharmaceutical royalty entitlements. In so doing, the Staff stated that the appropriate test under section 3(c)(5)(A) is “not whether the company is engaged in ‘sales financing,’ but whether there is a direct nexus between the obligation being purchased and the sale of specific merchandise or services.” Applying this principle to Royalty Pharma’s business, the Staff stated that it would not recommend an enforcement action against Royalty Pharma for failing to register as an investment company under the 1940 Act in reliance on the following representations from Royalty Pharma:

a)	Royalty Pharma is primarily engaged in the business of purchasing royalty interests obligating others to pay royalties to Royalty Pharma;

b)

the royalty interests that Royalty Pharma owns entitle it to collect royalty receivables that are directly based on the sales price of specific biopharmaceutical products that use intellectual property covered by specific license agreements; and

c)	Royalty Pharma has not issued, and does not now issue or propose to issue, redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates.

XOMA US fits squarely within the parameters established under Royalty Pharma. As noted above, as of December 31, 2023, approximately 80% of XOMA US’s total assets consisted of Sales-Based Receivables, significantly above the 55% threshold applied in Royalty Pharma to determine that Royalty Pharma was “primarily engaged” in the business of acquiring royalty interests. In addition, the Sales-Based Receivables are all directly based on the sales price of the Specified Products that utilize intellectual property covered by XOMA US’s Royalty Interests. Finally, the only securities XOMA US has issued are the common equity ownership interests held by XOMA. XOMA US has not issued, nor does it propose to issue redeemable securities, face-amount certificates of the installment type, or periodic payment plan certificates.

For the reasons set forth above, XOMA respectfully submits that (i) a direct nexus exists between the receivables that are carried on XOMA US’s balance that represent Sales-Based Receivables and the sale of the Specified Products, (ii) XOMA US may therefore rely on the exclusion from the definition of an investment company provided under section 3(c)(5)(A) of the 1940 Act, as interpreted by the Staff in Royalty Pharma, and (iii) XOMA may therefore treat its ownership interest in XOMA US as a majority owned subsidiary (or “good asset”) for purposes of complying with the “40% test” set forth in section 3(a)(1)(C) of the 1940 Act.

U.S. Securities and Exchange Commission

April 17, 2024

3.

To the extent not addressed in your response to comment 2 above, please identify and discuss: (1) any material differences between XOMA US’s royalty and commercial payment agreements and the analogous agreements involved in Royalty Pharma, SEC No- Action Letter (Aug. 13, 2010); and (2) any other instances where XOMA US cannot make the representations contained in that letter.

The Royalty Interests acquired by XOMA US are not materially different from the analogous agreements described in Royalty Pharma. As noted above, at least some of the value of XOMA US’s Royalty Interests are attributable to Development Milestone Receivables. Such receivables are not based on the sales price of the Specified Products. Nevertheless, as discussed above, XOMA US does not count the value of the Development Milestone Receivables, nor the revenue generated by them, towards its compliance with the conditions of Royalty Pharma.

We also note that, as discussed above, XOMA treats the value of the Sales-Based Threshold Receivables it is entitled to receive under its Royalty Interests as Sales-Based Receivables. The Royalty Pharma no-action letter did not expressly address the treatment of any payments that Royalty Pharma may receive based on the achievement of specified sales thresholds. Instead, Royalty Pharma focused on whether the royalty payments based on a percentage of the sales revenue generated by specific biopharmaceutical products satisfied the “direct nexus” standard articulated by the Staff. Consistent with that standard, we believe that a direct nexus does exist between the Sales-Based Threshold Receivables and the sale of the Specified Products, insofar as the receipt of payments under the Sales-Based Threshold Receivables provisions in the applicable Royalty Interests is contingent on and directly linked to sales of the Specified Products. Indeed, from an economic perspective, the Sales-Based Threshold Revenues are no different from the Sales-Based Royalty Receivables insofar as they may be seen as merely entitling XOMA (US) to a “bonus” royalty payment (effectively increasing the percentage of sales revenues that XOMA (US) receives) if certain sales thresholds are achieved.2

*   *   *

[2]

Even if the Staff were to disagree with this analysis, the elimination of the value of the Sales-Based Threshold Receivables from the Sales-Based Receivables that XOMA uses to monitor compliance with Royalty Pharma would only lower the percentage of Sales-Based Receivables to total assets from approximately 80% to approximately 79%. Thus, the categorization of the Sales-Based Threshold Receivables under the Royalty Pharma no-action letter does not have a material impact on the analysis presented above.

U.S. Securities and Exchange Commission

April 17, 2024

Thank you for your consideration of this response. If you have any questions regarding the response set forth above, please do not hesitate to call me at (415) 393-8373 or Branden C. Berns at (415) 393-4631.

Sincerely,

/s/ Ryan A. Murr
Ryan A. Murr

cc:	Brian Lane, Gibson, Dunn & Crutcher LLP

Branden C. Berns, Gibson, Dunn & Crutcher LLP

Owen Hughes, XOMA Corporation

Thomas Burns, XOMA Corporation

Christopher Baldwin, XOMA Corporation